FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, April 28, 2022

FINANCIAL RESULTS FOR THE FIRST QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), except as otherwise noted, and are unaudited. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), operating income (loss), combined ratio, combined ratio points, float, book value per basic share, total debt to total capital ratio, excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" in the company's Interim Report for the three months ended March 31, 2022.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $125.5 million ($4.49 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2022 compared to net earnings of $806.0 million ($28.91 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2021. Book value per basic share at March 31, 2022 was $626.21 compared to $630.60 at December 31, 2021 (an increase of 1.0% adjusted for the $10 per common share dividend paid in the first quarter of 2022).

"The company continued to grow significantly in the first quarter with gross premiums written up 21.9% and net premiums written up 27.8% with a combined ratio of 93.1%, led by continued strong performance at Northbridge (87.3%), Brit (91.8%), Allied World (92.1%), Odyssey Group (93.7%) and Crum & Forster (94.8%). Operating income increased to $562.4 million from $298.2 million, reflecting the strong growth in underwriting profit and increased share of profit of associates.
"During the quarter we had net gains on common stocks of $262.9 million, but due to rising interest rates we had unrealized losses on bonds of $494.1 million, for a net loss on investments of $214.4 million.
"Our low duration of 1.4 years on our $37 billion fixed income portfolio (mainly cash and U.S. treasuries) reduced the impact that rising interest rates had on our bonds in the first quarter of 2022 to only a decrease of 1.3% of the fixed income portfolio, while enabling the company to benefit significantly from increased interest income in the remainder of 2022 as we deploy the portfolio into one to two year treasury bonds," said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	First quarter
	2022	2021
	($ millions)
Gross premiums written	6,662.9	5,428.0
Net premiums written	5,342.7	4,145.9
Net premiums earned	4,777.7	3,730.4

Operating income - Property and casualty insurance and reinsurance:
Underwriting profit	324.4	149.0
Interest and dividends	110.5	105.8
Share of profit of associates	127.5	43.4
	562.4	298.2
Operating income (loss) - Life insurance and Run-off	(7.8)	(16.3)
Operating income (loss) - Non-insurance companies	27.1	(84.9)
Interest expense	(103.9)	(166.1)
Corporate overhead and other income (expense)	(14.6)	42.5
Net gains (losses) on investments	(214.4)	908.7
Pre-tax income	248.8	982.1
Provision for income taxes	(70.2)	(159.5)
Non-controlling interests	(53.1)	(16.6)
Net earnings attributable to shareholders of Fairfax	125.5	806.0
Highlights for the first quarter of 2022 (with comparisons to the first quarter of 2021 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 27.8% to $5,297.3 million from $4,145.9 million, while gross premiums written increased by 21.9%.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 93.1%, producing an underwriting profit of $324.4 million, compared to a combined ratio of 96.0% and an underwriting profit of $149.0 million in 2021, driven by significant growth in business volumes (net premiums earned increased by 26.9%) and modest catastrophe losses of $130.2 million or 2.8 combined ratio points in the quarter.
•Operating income of the property and casualty insurance and reinsurance operations increased to $562.4 million from $298.2 million, due to growth in underwriting profit as previously described and increased share of profit of associates.
•Float of the property and casualty insurance and reinsurance operations increased by 3.5% to $26,846.5 million at March 31, 2022 from $25,936.8 million at December 31, 2021.
•Excluding the impact of Fairfax India’s performance fees to Fairfax (principally an accrual of $56.0 million in the first quarter of 2021), which are offset upon consolidation, operating income of the non-insurance companies improved by $52.9 million, principally attributed to the Restaurants and retail segment (primarily reflecting higher business volumes across most companies due to reduced COVID-19-related restrictions) and Fairfax India (primarily higher share of profit of associates).
•Consolidated share of profit of associates of $184.1 million principally reflected share of profit of $49.7 million from Atlas Corp., $38.0 million from EXCO Resources and $30.7 million from Eurobank.
•Interest expense of $103.9 million (inclusive of $12.2 million on leases) was comprised of $77.0 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $14.7 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•At March 31, 2022 the company's insurance and reinsurance companies held portfolio investments of $50.2 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $23.2 billion was in cash and short dated investments representing approximately 46.3% of those portfolio investments. During the first quarter of 2022 the company used the net proceeds from maturities of short term investments to purchase $7.4 billion of U.S. treasuries and Canadian government bonds (one to two year term), which reduced the proportion of cash and short dated investments from 50.3% at December 31, 2021 to 46.3%, which will benefit future interest and dividend income.

•Net losses on investments of $214.4 million consisted of the following:

	First quarter of 2022
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	81.9	181.0	262.9
Bonds	21.0	(515.1)	(494.1)
Other	19.8	(3.0)	16.8
	122.7	(337.1)	(214.4)

Net gains on equity exposures of $262.9 million was primarily comprised of realized and unrealized appreciation of common stocks and equity total return swaps and net unrealized gains on equity warrants, partially offset by net unrealized depreciation of convertible bonds. At March 31, 2022 the company continued to hold equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or approximately $372.96 (Cdn$476.03) per share, on which the company recorded net gains of $94.9 million in the first quarter of 2022.
Net losses on bonds of $494.1 million included net losses on U.S. treasuries and Canadian government bonds of $222.8 million (of which $158.0 million related to net purchases of $7.4 billion of U.S. treasuries and Canadian government bonds (one to two year term) in the first quarter), unrealized losses of $71.9 million on Greek government bonds (that back Eurolife's reserves) and net losses of $182.7 million on corporate and other bonds (principally U.S. and Canadian corporate bonds), partially offset by net gains on U.S. treasury bond forward contracts of $68.5 million.
•The company did not record any gains on its equity accounted investment in Digit as regulatory approvals to permit the company to obtain control are still pending and as a result the company’s ownership interest remained unchanged at 49.0%.
•At March 31, 2022 the excess of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was $343.9 million.
•The company's total debt to total capital ratio, excluding non-insurance companies, remained steady at 24.2% at March 31, 2022 compared to 24.1% at December 31, 2021.
There were 23.8 million and 26.1 million weighted average common shares effectively outstanding during the first quarters of 2022 and 2021 respectively. At March 31, 2022 there were 23,810,965 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its first quarter 2022 results at 8:30 a.m. Eastern time on Friday April 29, 2022. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 13, 2022. The replay may be accessed at 1 (866) 431-2908 (Canada or U.S.) or 1 (203) 369-0955 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at March 31, 2022 and December 31, 2021
(unaudited - US$ millions except per share amounts)

	March 31, 2022	December 31, 2021
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $103.7; December 31, 2021 – $111.0)	1,246.8	1,478.3
Insurance contract receivables	7,605.2	6,883.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $896.8; December 31, 2021 – $1,246.4)	13,481.4	21,799.5
Bonds (cost $22,570.9; December 31, 2021 – $13,836.3)	22,323.8	14,091.2
Preferred stocks (cost $889.9; December 31, 2021 – $576.6)	2,686.2	2,405.9
Common stocks (cost $4,888.0; December 31, 2021 – $4,717.2)	5,672.8	5,468.9
Investments in associates (fair value $5,866.6; December 31, 2021 – $5,671.9)	4,885.1	4,755.1
Derivatives and other invested assets (cost $934.6; December 31, 2021 – $888.2)	1,169.0	991.2
Assets pledged for derivative obligations (cost $101.0; December 31, 2021 – $119.6)	101.0	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,243.5; December 31, 2021 – $3,336.4)	2,049.6	2,066.0
	52,368.9	51,697.4

Deferred premium acquisition costs	2,040.5	1,924.1
Recoverable from reinsurers (including recoverables on paid losses – $1,077.7; December 31, 2021 – $884.3)	12,607.1	12,090.5
Deferred income tax assets	495.3	522.4
Goodwill and intangible assets	6,003.3	5,928.2
Other assets	6,219.5	6,121.3
Total assets	88,586.6	86,645.4

Liabilities
Accounts payable and accrued liabilities	4,960.2	4,985.4
Derivative obligations (including at the holding company – $33.7; December 31, 2021 – $32.1)	198.9	152.9
Deferred income tax liabilities	567.7	598.8
Insurance contract payables	4,750.1	4,493.5
Insurance contract liabilities	49,108.0	47,346.5
Borrowings – holding company and insurance and reinsurance companies	6,121.9	6,129.3
Borrowings – non-insurance companies	1,794.7	1,623.7
Total liabilities	67,501.5	65,330.1

Equity
Common shareholders’ equity	14,910.7	15,049.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	16,246.2	16,385.1
Non-controlling interests	4,838.9	4,930.2
Total equity	21,085.1	21,315.3
	88,586.6	86,645.4

Book value per basic share	$626.21	$630.60

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2022 and 2021
(unaudited - US$ millions except per share amounts)

	First quarter
	2022	2021
Income
Gross premiums written	6,662.9	5,428.0
Net premiums written	5,342.7	4,145.9

Gross premiums earned	6,023.3	4,757.2
Premiums ceded to reinsurers	(1,245.6)	(1,026.8)
Net premiums earned	4,777.7	3,730.4
Interest and dividends	168.9	167.9
Share of profit of associates	184.1	44.3
Net gains (losses) on investments	(214.4)	842.0
Gain on sale of insurance subsidiaries	—	66.7
Other revenue	1,066.3	1,146.9
	5,982.6	5,998.2
Expenses
Losses on claims, gross	3,795.6	3,031.1
Losses on claims, ceded to reinsurers	(803.2)	(654.9)
Losses on claims, net	2,992.4	2,376.2
Operating expenses	761.4	684.8
Commissions, net	801.1	619.5
Interest expense	103.9	166.1
Other expenses	1,075.0	1,169.5
	5,733.8	5,016.1
Earnings before income taxes	248.8	982.1
Provision for income taxes	70.2	159.5
Net earnings	178.6	822.6

Attributable to:
Shareholders of Fairfax	125.5	806.0
Non-controlling interests	53.1	16.6
	178.6	822.6

Net earnings per share	$4.79	$30.44
Net earnings per diluted share	$4.49	$28.91
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,838	26,116

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2022 and 2021
(unaudited - US$ millions)

	First quarter
	2022	2021

Net earnings	178.6	822.6

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries	(7.3)	(1.0)
Losses on hedge of net investment in Canadian subsidiaries	(24.9)	(27.8)
Gains on hedge of net investment in European operations	18.2	35.7
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	(47.0)	(63.8)
	(61.0)	(56.9)
Net unrealized foreign currency translation gains on foreign subsidiaries reclassified to net earnings	—	(0.3)
	(61.0)	(57.2)
Items that will not be reclassified to net earnings
Net gains on defined benefit plans	50.1	—
Share of net gains on defined benefit plans of associates	5.8	2.0
Other	—	13.8
	55.9	15.8

Other comprehensive income (loss), net of income taxes	(5.1)	(41.4)
Comprehensive income	173.5	781.2

Attributable to:
Shareholders of Fairfax	144.6	773.8
Non-controlling interests	28.9	7.4
	173.5	781.2

SEGMENTED INFORMATION
(unaudited - US$ millions)
Third party gross premiums written, net premiums written and combined ratios for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the first quarters ended March 31, 2022 and 2021 were as follows:
Gross Premiums Written

	First quarter		% change year-over-year
	2022	2021
Northbridge	474.7	409.7	15.9%
Odyssey Group	1,417.1	1,157.2	22.5%
Crum & Forster	1,036.6	800.9	29.4%
Zenith National	259.0	271.7	(4.7)%
Brit(1)	885.4	678.6	30.5%
Allied World	1,751.8	1,408.2	24.4%
Fairfax Asia(2)	217.1	128.2	69.3%
Insurance and Reinsurance - Other	574.1	573.5	0.1%
Property and casualty insurance and reinsurance	6,615.8	5,428.0	21.9%

Net Premiums Written

	First quarter		% change year-over-year
	2022	2021
Northbridge	431.1	374.4	15.1%
Odyssey Group	1,320.0	1,031.9	27.9%
Crum & Forster	833.3	666.0	25.1%
Zenith National	257.5	265.3	(2.9)%
Brit(1)	630.2	385.5	63.5%
Allied World	1,334.3	1,027.2	29.9%
Fairfax Asia(2)	88.1	60.6	45.4%
Insurance and Reinsurance - Other	402.8	335.0	20.2%
Property and casualty insurance and reinsurance	5,297.3	4,145.9	27.8%

Combined Ratios

	First quarter
	2022	2021
Northbridge	87.3%	87.0%
Odyssey Group	93.7%	98.8%
Crum & Forster	94.8%	99.3%
Zenith National	95.4%	88.1%
Brit(1)	91.8%	98.4%
Allied World	92.1%	94.2%
Fairfax Asia(2)	90.6%	94.0%
Insurance and Reinsurance - Other	98.9%	97.9%
Property and casualty insurance and reinsurance	93.1%	96.0%
(1)    Excluding Ki Insurance, in the first quarter of 2022 gross premiums written increased by 17.7%, net premiums written increased by 44.0% and the combined ratio was 92.2%.
(2)    Includes Singapore Re which was consolidated on June 17, 2021.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.